News Release

TSX Trading Symbol: BZA

AMERICAN BONANZA CORPORATE UPDATE

June 17, 2008 - American Bonanza Gold Corp. (TSX: BZA, Frankfurt: AB2, USPK: ABGFF) ("Bonanza") has commenced drilling at the 100% owned Copperstone project in Arizona. The drilling is focused on two areas, the South Pit and Southwest mineralized zones. High grade gold was discovered in these areas during exploration drilling that followed calculation of the 43-101 compliant resources, and was designed to expand the high grade gold resources. These discoveries have shown the potential to further improve the economic profile of the project by increasing the gold resources. The current drill campaign is expected to consist of at least 15 drill holes with a combined length of 7,000 meters.

The South Pit zone is at the south end of the open pit (over 500,000 ounces of gold produced), and is south of the current high grade resource. The South Pit zone has a strike length of at least 500 meters, and is open to expansion along its entire length, and includes drill hole 07CS-36 which contains 3.0 meters grading 39.4 grams per tonne gold, as previously announced. Every hole drilled so far encountering gold mineralization. The Southwest zone is 1,000 meters southwest of the open pit and appears parallel to the Copperstone Fault, host of the current gold resources. The zone remains open in all directions, and includes drill hole 07CS-30 which contains 5.2 meters grading 18.3 grams per tonne gold, as previously announced. Every hole drilled in the target to date has encountered gold mineralization.

The current drilling is designed to provide additional high grade gold to the current resources, and this will be included in current pre-mining studies and should improve the economic profile of mining at Copperstone.

About Bonanza

Copperstone is the lead project in Bonanza's triple strategy to increase shareholder value. It is the most advanced project and is the Bonanza property nearest to producing gold. Bonanza acquires, explores and develops high-grade gold properties in the United States and Canada. Bonanza is well financed with no long-term debt and no gold hedges. Please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

Qualified Person

This Press Release has been prepared and revised under the supervision of Jose Portacio a Qualified Person as defined by National Instrument 43-101 guidelines

CAUTIONARY NOTE

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in the price of gold, changes in the availability of funding for mineral exploration and/or development, unanticipated changes in key management personnel and general economic conditions. Mining exploration and development is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:

Susan L. Wilson, Corporate Communications
Phone: 604-688-7508
Email:   info@americanbonanza.com